

May 5, 2011

Martin A. Dietrich
Chief Executive Officer
NBT Bancorp Inc.
52 South Broad Street
Norwich, NY 13815

> **Re:** **NBT Bancorp Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 000-14703**

Dear Mr. Dietrich:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7. Allowance for Loan and Lease Losses and Credit Quality of Loans and Leases, page 72

1. We note your disclosure on pages 63 and 76 that loans are charged-off in total or in part when in the opinion of management the collection of principal appears unlikely. Please tell us, and revise future filings to describe in more detail, your policy for charging off uncollectible financing receivables by loan portfolio segment. Alternatively, if your accounting policy is the same for all portfolio segments, please consider revising future filings to state this fact. Refer to ASC 310-10-50-11B(b).

2. As a related matter, we note that your non-accrual policy as disclosed on pages 63 and 75 appears to apply to all identified classes of financing receivables. Please revise your disclosure in future filings to ensure that your accounting policy disclosures (ASC 310-10-50-6(a), (b), (c) and (d)) are at the appropriate disaggregated level as stipulated by the guidance. If your accounting policy is the same for all classes of financing receivables, please consider revising future filings to state this fact.

3. We note your disclosure on page 77 that classified loans with outstanding balances of $500 thousand or more are evaluated for impairment through the Company's quarterly review process. We also note your disclosure surrounding your internal loan grading system and the fact that only your small business loans appear to be graded on a classified / non-classified grading whereas all other commercial loans are graded into pass, special mention, substandard and doubtful categories. In order to provide explicit disclosure of your policy for determining which loans are individually assessed for impairment, please tell us, and revise future filings to address, how you evaluate all commercial loans for impairment. Refer to ASC 310-10-50-15(d).

4. We note your disclosure on page 63 that impaired loans include commercial type loans where it is probable that the borrower will not repay the loans according to the original contractual terms of the loan agreement and all loans classified as troubled debt restructurings. Please provide us with, and in future filings revise your accounting policy in note 1 and your relevant disclosures in note 7 to the consolidated financial statements to include, a discussion of the factors you consider in determining that you will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Refer to ASC 310-10-50-15(e).

5. Please provide us with, and revise future filings to disclose, the information required by ASC 310-10-50-15(c)(1), (2) and (3) for each period for which results of operations are presented.

6. Please provide us with, and revise future filings to disclose, the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

7. We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASU.

Item 11. Executive Compensation

Executive Incentive Compensation Plan, page 21 of Definitive Proxy Statement on Schedule 14A

8. Please tell us, and revise future filings to disclose, the individual performance objectives established for each of the named executive officers, other than the CEO, in connection with the Executive Incentive Compensation Plan. Please also tell us, and revise future filings to disclose, what individual performance objectives were achieved and how achievement of those objectives affected the committee's compensation decisions. To the extent you believe that disclosure of this information is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Performance Based Equity Awards, page 24 of Definitive Proxy Statement on Schedule 14A

9. Please tell us, and revise future filings to disclose, the performance goals established in connection with performance-based equity awards granted under the Omnibus Plan. Please also tell us, and revise future filings to disclose, which performance goals were achieved and how achievement of those goals affected the committee's compensation decisions. To the extent you believe that disclosure of this information is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Martin A. Dietrich
NBT Bancorp Inc.
May 5, 2011
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief